June 2, 2009
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Fax. No. (703) 813-6981
Attention:	Matthew Crispino, Staff Attorney Division of Corporation Finance
Re:	Comment Letter Dated May 21, 2009 Juniper Networks, Inc. Form 10-K for Year Ended December 31, 2008 File No. 000-26339
Ladies and Gentlemen:
     We refer to Ms. Mills-Apenteng’s letter dated May 21, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2008 of Juniper Networks, Inc. (the “Company”).
     The Company intends to respond to the Staff’s comments by June 18, 2009.
     If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours, JUNIPER NETWORKS, INC.
/s/ Mitchell L. Gaynor
Senior Vice President and General Counsel